

October 15, 2014

Via Email
John P. Rochon
Chief Executive Officer
CVSL, Inc.
2400 North Dallas Parkway, Suite 230
Plano, TX 75093

> **Re:** **CVSL, Inc.**
> **Amendment No. 5 to Registration Statement on Form S-1**
> **Filed October 14, 2014**
> **File No. 333-196155**
> **Annual Report on Form 10-K for Fiscal Year Ended December 31, 2013**
> **Filed March 31, 2014**
> **File No. 0-52818**

Dear Mr. Rochon:

We have reviewed your registration statement and your filing on Form 10-K for fiscal year ended December 31, 2013, and we have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

With respect to your registration statement, please respond to this letter by amending your registration statement and providing the requested information. With respect to your Form 10-K, please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Amendment No. 5 to Registration Statement on Form S-1 filed October 14, 2014

Summary Consolidated Financial Data, page 11

1. We note you entered into an Amended Share Exchange Agreement on October 10, 2014 limiting the issuance of the 504,813,514 shares solely upon the occurrence of certain events and that the shares will no longer be included in the earnings per share calculation upon consummation of the offering. In this regard, please address the following:

- Please disclose why the shares will no longer be included in the earnings per share calculation. If the shares are now contingently issuable and will be included to the extent they are dilutive, please disclose that fact. Please tell us your consideration of ASC 260-10-45.

- Please provide disclosure of the subsequent event in the notes to your financial statements, including the conversion of the RCP V Note, or advise us why you are not required to do so. Please refer to ASC 855-10-S99-2.

Unaudited Pro Forma Condensed Consolidated Statement of Operations, page 45

2. We note your response to comments 1 and 2 in our letter dated October 1, 2014. Please quantify each adjustment related to acquisition related costs, depreciation and amortization and interest expense. It appears the adjustment for depreciation and amortization related to the assets acquired decreased expense. If the carrying value of certain assets acquired was reduced please revise the footnote to provide disclosure that clearly explains the reason(s) for the decrease.

Notes to the Audited Consolidated Financial Statements, page F-8

(3) Acquisitions, Dispositions and Other Transactions, page F-15

Pro forma Results, page F-19

3. Please explain why the pro forma results for 2013 are not consistent with pro forma information on page 45 or revise.

Annual Report on Form 10-K for Fiscal Year Ended December 31, 2013

4. We note your response to comment 3 in our letter dated October 1, 2014. Please respond to that portion of our comment requesting you to tell us your consideration of whether supplemental disclosure may be necessary regarding the changes to your financial statements and the impact on your internal controls over financial reporting and disclosure.

You may contact Scott Stringer, Staff Accountant, at 202-551-3272, or Donna Di Silvio, Staff Accountant, at 202-551-3202 if you have questions regarding comments on the financial statements and related matters. Please contact Michael Kennedy, Staff Attorney, at 202-551-3832, Dietrich King, Legal Branch Chief, at 202-551-3338, or me at 202-551-3720 with any other questions.

Sincerely,

/s/ William H. Thompson for

Mara L. Ransom
Assistant Director

cc: Leslie Marlow, Esq.